UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 June 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Logistics selects RedPrairie for Warehouse Execution System, 26 June 2006

26 June 2006

TNT Logistics selects RedPrairie for Warehouse Execution System

RedPrairie software to be run in TNT Central European Datacenter

TNT Logistics, a leading provider of supply chain logistics services, has selected RedPrairie Corporation for its warehouse execution software.

RedPrairie will be one of TNT Logistics WMS anchor applications as part of the Matrix technology suite, with a concentration for pan-European operations. The software will become part of TNT Logistics' portfolio to provide best-in-class technologies for logistics solutions.

Through the deployment of its MatrixTM supply chain execution system TNT Logistics extends visibility of material for its customers within their network of supply chain trading partners. MatrixTM integrates transportation and inventory management functionality in a single system to provide an "extended enterprise" view of the manufacturing supply chain.

“This agreement leverages TNT Logistics’ already positive experience with RedPrairie in the UK,” said Keith Goldsmith, CIO of TNT Logistics. “The software will run in a best-in-class Central European Datacenter environment. It will also help TNT Logistics to leverage its lean warehousing project by supporting high calibre operational processes in different market sectors. This will ensure faster and more seamless implementations of new operations.”

RedPrairie is also very pleased with this contract. Martin Hiscox, RedPrairie International Leader and Managing Director says: 'The third party distribution marketplace puts the greatest demands on software suppliers. TNT Logistics requires the highest levels of quality, systems resilience, logistics functionality and reliability to meet the requirements of the mission critical operations of their customers. To meet this high expectation, RedPrairie focuses on ensuring local team delivery in local language, world class integrated products that increase efficiency and productivity, and 24 hour, 365 day support to guarantee continuous system availability. TNT Logistics' method of systems delivery is industry leading and RedPrairie are proud to be their partner.

About RedPrairie Corporation

RedPrairie is the world's fastest growing supply chain solutions company. RedPrairie's success lies in its revolutionary ability to address companies’ consumer-driven end-to-end supply chain challenges - providing competitive advantage and the most efficient supply chain systems in the world. RedPrairie's entire integrated suite of end-to-end (E2e™) solutions utilize consistent thin client screens and is built upon a Service Oriented Architecture (SOA) that has been developed over the past 10 years and implemented in hundreds of Fortune 100 company sites around the world. With 20-plus global service sites and standard service methods that have been validated over the last 30 years, RedPrairie provides unparalleled service and support. For additional information, call the appropriate number below or visit www.RedPrairie.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 27 June 2006